TSINGTAO
青島啤酒

RECEIVED

2007 APR -5 A 8:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

07022309

March 27, 2007

SUPPL

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

孙晓航

Xiaohang SUN

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Da-Wai Hu / Jun Zheng
(Sullivan & Cromwell LLP)

dlw 4/6

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

March 27, 2007

A. ANNOUNCEMENT ON THE WAIVER GRANTED BY CHINA SECURITIES REGULATORY COMMISSION IN CONNECTION TO OBLIGATIONS TO MAKE A GENERAL OFFER WITH RESPECT TO THE TRANSFER OF THE STATE-OWNED SHARES OF TSINGTAO BREWERY COMPANY LIMITED.

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT ON THE WAIVER GRANTED BY CHINA SECURITIES REGULATORY COMMISSION IN CONNECTION TO OBLIGATIONS TO MAKE A GENERAL OFFER WITH RESPECT TO THE TRANSFER OF THE STATE-OWNED SHARES OF TSINGTAO BREWERY COMPANY LIMITED

Reference is made to the announcements of the Company dated 20 December 2006 and 5 February 2007.

The Company has been informed by its majority shareholder SASACQ that "Approval for Announcement on the Acquisition Report of Tsingtao Brewery Company Limited by Tsingtao Brewery Group Company Limited and Granting of a Waiver from its Obligations to Make a General Offer" (Zheng Jian Gong Si Zi No. [2007] 45) has been granted by the China Securities Regulatory Commission in relation to the Proposed Transfer. Such approval consented to the announcement of the "Acquisition Report" by TBGCL and the granting of a waiver in respect of TBGCL's obligations to make a general offer. The Company shall assist in the related share transfer and registration procedures, and in discharging the obligations to make the disclosure of the relevant information in a timely manner.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcements of Tsingtao Brewery Company Limited (the "Company") dated 20 December 2006 and 5 February 2007 (the "Announcements"). Unless the context otherwise requires, terms used in this announcement shall have the same meanings as defined in the Announcements.

The Company has been informed by its majority shareholder SASACQ that "Approval for Announcement on the Acquisition Report of Tsingtao Brewery Company Limited by Tsingtao Brewery Group Company Limited and Granting of a Waiver from its Obligations to Make a General Offer" (Zheng Jian Gong Si Zi No. [2007] 45) has been granted by the China Securities Regulatory Commission in relation to the Proposed Transfer. Such approval consented to the announcement of the "Acquisition Report" by TBGCL and the granting of a waiver in respect of TBGCL's obligations to make a general offer.

The Company shall assist the parties to the Proposed Transfer in the application to the Shanghai Stock Exchange and China Securities Registration and Clearing Company Limited Shanghai Branch for the related share transfer and registration procedures, and in discharging the obligations to make the disclosure of the relevant information in a timely manner.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Board of Directors

Tsingtao Brewery Company Limited

26 March 2007

Directors of the Company as at the date hereof:

Executive Directors	*:Mr LI Gui Rong (Chairman), Mr JIN Zhi Guo (Vice Chairman), Mr SUN Ming Bo, Mr LIU Ying Di, Mr SUN Yu Guo*
Non-executive Directors	*: Mr Stephen J. BURROWS (Vice Chairman), Mr Mark F. SCHUMM*
Independent Directors	*:Mr CHU Zhen Gang, Mr FU Yang, Ms LI Yan, Mr POON Chiu Kwok*

END